Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 13, 2016	February 14, 2015
Earnings:
Income before income taxes	$752,813	$698,235
Fixed charges	109,249	111,487
Less: Capitalized interest	(347)	(388)

Adjusted earnings	$861,715	$809,334

Fixed charges:
Gross interest expense	$65,534	$69,747
Amortization of debt origination fees	3,538	2,918
Interest portion of rent expense	40,177	38,822

Fixed charges	$109,249	$111,487

Ratio of earnings to fixed charges	7.9	7.3

	Fiscal Year Ended August
	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)
Earnings:
Income before income taxes	$1,802,612	$1,662,714	$1,587,683	$1,452,986	$1,324,246
Fixed charges	236,996	249,513	265,108	250,056	240,329
Less: Capitalized interest	(963)	(1,041)	(1,303)	(1,245)	(1,059)

Adjusted earnings	$2,038,645	$1,911,186	$1,851,488	$1,701,797	$1,563,516

Fixed charges:
Gross interest expense	$146,777	$163,544	$180,085	$170,481	$164,712
Amortization of debt origination fees	6,230	6,856	8,239	8,066	8,962
Interest portion of rent expense	83,989	79,113	76,784	71,509	66,655

Fixed charges	$236,996	$249,513	$265,108	$250,056	$240,329

Ratio of earnings to fixed charges	8.6	7.7	7.0	6.8	6.5